

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

October 29, 2007

Mr. Lawrence S. Coben, Chief Executive Officer
Tremisis Energy Acquisition Corporation II
11622 Monica Street
Houston, Texas 77024

>   **Re: Tremisis Energy Acquisition Corporation II**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 1, 2007**
>   **File No. 333-145625**

Dear Mr. Coben:

   We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form S-1 filed October 1, 2007

General

1.   We note that in response to prior comments 12 and 28, you filed the forms of the agreements. Please file the final, executed agreements with the next amendment.

Cover Page

2.   We note your response to prior comment 14. We reissue the comment with a clarification. We refer you to Note to Item 202 of Regulation S-K, which provides that the "document should not however, convey the impression that the

registrant may apply successfully for listing of the securities on an exchange…, unless there is reasonable assurance that the securities to be offered will be acceptable to a securities exchange listing." The intent of prior comment 14 was to elicit clear disclosure regarding the status of your application for listing. We reference the statement "since our securities will be listed on the AMEX" as an example of inadequate disclosure, as it suggests the probability of listing. Please revise your disclosure consistent with the above-referenced note.

Risk Factors, page 14

3.   We reissue prior comment 21. We note that the disclosure continues to include several instances of mitigating language, in particular language that was referenced in our prior comment. Please carefully review the filing and remove language that mitigates or qualifies the risk that you describe.

Management's Discussion and Analysis and Financial Condition and Results of Operations, page 33

4.   We note your response to prior comment 31. Disclose how you intend to ensure the timely release of the $1,200,000 million in interest to fund your operations and discuss any liquidity problems resulting from the untimely release of the funds.

Management, page 48

5.   Please specify the amount of time that Mr. Lawrence S. Coben and Mr. Ronald D. Ormand will devote to your business.

Certain Relationships and Related Transactions, page 53

6.   We note your response to prior comment 41. Please expand your disclosure to explain why an increase in the size of the offering may result in a decrease of the per-share conversion or liquidation price of as much as $0.03.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Carroll at (202) 551-3717 or Kimberly Calder at (202) 551-3701 if you have questions regarding any accounting matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Carroll
        K. Calder
        C. Moncada-Terry

        VIA FACSIMILE
        Jeffrey M. Gallart
        Graubard Miller
        (212) 818-8881